Exhibit 99.1

CERTIFICATION WITH REGARD TO ABSENCE OF “SHORT” – EQUIVALENT

POSITIONS WITH RESPECT TO COMPANY’S INDEBTEDNESS

Date:             , 2014

Pursuant to Section 1(a)(v) of the Rights Agreement (the “Rights Agreement”), dated as of July 9, 2014, by and between Forest Oil Corporation (the “Company”) and Computershare Inc., the undersigned person (the “Holder”) hereby certifies to the Company on behalf of the Holder that:

1.	The Holder, together with all Affiliates and Associates of such Holder, does not and will not at any time prior to December 31, 2014 (or the earlier expiration of the Rights Agreement) own or have any beneficial interest in any transaction, security or derivative or synthetic arrangements having the characteristics of a “short” position in or with respect to any indebtedness of the Company; and

2.	The Holder will continue to satisfy paragraph 1 above for so long as the Holder would, if not for the application of Section 1(a)(v) of the Rights Agreement, become an Acquiring Person.

The Holder will promptly, and in any event within 24 hours, notify the Company if it becomes aware of any facts or circumstances that would be reasonably likely to cause the certifications set forth in paragraphs 1 and 2 to be inaccurate.

Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Rights Agreement.

IN WITNESS WHEREOF, the undersigned has caused this certificate to be executed as of the date first set forth above.

Name of Holder

By:
Name:
Title[1]:

[1]	To be signed: (1) if Holder is an individual, by such individual; or (2) if Holder is not an individual, by an individual holding the rank of Chief Executive Officer, President, Chief Financial Officer or equivalently-senior rank with respect to such Holder.